UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 9, 2023

BANCO BRADESCO S.A.

By:	/S/ Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Managerial Analysis of Results

bradesco

SELECTED INFORMATION **4Q22 | 2022**

RECURRING NET INCOME

R$1.595 billion

-75.9% in 12 months (4Q22 vs. 4Q21)

-69.5% in the quarter (4Q22 vs. 3Q22)

ACCRUED ROAE

13.1%

(**-5.0 p.p.** in 12 months)

ACCRUED ER

45.1%

(**-0.9 p.p.** in 12 months)

PAYOUT OF **52%**

R$10.2 bi of Interest on Shareholders' Equity (gross) in 2022 (**+10%** vs. 2021)

INVESTMENTS IN SUSTAINABLE BUSINESS IN 2022

R$172.7 bi

(**69%** of the total goal of **R$250 bi** by **2025**)

LOANS AUTHORIZED THROUGH DIGITAL CHANNELS IN 2022

R$105.6 bi

INDIVIDUALS R$60.0 bi **+15%** in 12 months

Around **83%** through the App **(Mobile Channel)**

INCOME FROM INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

R$4.3 bi

+21.9% in 12 months

+24.0% in the quarter

FEE AND COMMISSION INCOME

R$9.3 bi

+4.4% in 12 months

+4.5% in the quarter

CLIENT NII

R$17.5 bi

+18.3% in 12 months

-0.3% in the quarter

Spread of **9.8%** in the 4Q22

OPERATING EXPENSES

R$13.5 bi

+4.8% in 12 months

+8.6% in the quarter

EXPANDED LOAN PORTFOLIO

R$891.9 bi

+9.8% in 12 months

+1.5% in the quarter

INDIVIDUALS **R$361.1 bi**

+12.6% in 12 months | **+2.4%** in the quarter

COMPANIES **R$530.8 bi**

+7.9% in 12 months | **+0.9%** in the quarter

PRESS RELEASE

RECURRING NET INCOME

R$ million


19,024
21,564
25,887
19,458
26,215
20,680
2017
2018
2019
2020
2021
2022

We ended 2022 with a Recurring Net Income of R$20.7 billion, a reduction of 21.1% compared to 2021. It was a year of high volatility caused by important events, inflation increasing rapidly and significantly, interest rates increasing more than initially expected, impacts on the credit cycle and a global environment of major political and economic instability. This scenario had a major impact on our results. We maintained a robust capital and liquidity position. In this scenario of challenges, our clients were able to count on the solidity, resilience and presence of Bradesco, reinforcing our commitment: "With us, you come first".

With the recent events involving a specific Large Corporate client, which occurred in early 2023, the Management reassessed the inherent risks and, prudentially, provisioned 100% of the operation, affecting the income of the 4Q22.

Our loan portfolio grew by 9.8% in 12 months and 1.5% in the quarter, highlighting the Individuals, especially in credit card operations. This significant portfolio growth over time, combined with the mix of risks and specific market conditions, was reflected in the high rates of delinquency and higher expenses with ALL, which were also impacted by the provisioning of the specific case occurring in the 4Q22.

The client NII showed a growth of 22% in the accrued of the period, reflecting the increase in the loan portfolio in products with better spreads and the positive performance of interest in the funding margin. The market NII was negatively impacted by the effect of the rapid interest rate (*Selic*) increase on our ALM position.

Fee and Commission Income reached R$9.3 billion in the quarter, with emphasis on card income and consortia management. Over the year, the total of this revenue was R$35.7 billion, a growth of 4.7% compared to the previous year.

Insurance operations achieved a result of R$4.3 billion in 4Q22 and R$14.8 billion in 2022, a strong performance over previous periods (+24.0% vs. 3Q22 and +28.9% vs. 2021), with growth of revenue in all lines of business and improvement of financial income.

The increase of the operating expenses was 4.8% in 12 months, a result below the accumulated inflation of the period (IPCA 5.8% and IGP-M 5.5%), even with the impacts of the 2021 and 2022 collective bargaining agreements and increase in volume traded.

With technological acceleration and constant investments, we seek to strengthen the relationship with our 77.1 million clients through solutions and increasingly relevant journeys, and our digital channels represented 98% of total transactions and were responsible for more than 33% of the loans released in 2022.

By December 2022, we had already allocated 100% of the US$500 million of our first Sustainable Bond on the international market, launched in January 2022. Resource allocation follows the requirements of the Bradesco Sustainable Finance Framework with verification and opinions from Sustainalytics, with eligibility criteria focused on renewable energy, water resource management and inclusive finance. This year we reached 69.1% of our goal of targeting R$250 billion by 2025 in sustainable business.

In January 2023, we completed our first pilot operation of tokenization of a financial asset, with the issuance of a Bank Credit Bill (CCB) worth R$10 million. It was the first tokenization transaction of the financial market, within the regulatory environment of the Central Bank of Brazil, being an innovative operation, by transforming traditional physical assets into digital assets.

In 2023 we will complete 80 years of a solid and successful history, generating value for our clients, shareholders, employees, partners and society. With rationality, effort, commitment and dedication we will overcome the challenges and turn adversities into achievements.

Next, we will present more details about our numbers and results.

Enjoy the reading!

MAIN INFORMATION

R$ million (unless otherwise stated)	4Q22	3Q22	4Q21	12M22	12M21	Variation % (unless otherwise stated) 4Q22 x 3Q22	4Q22 x 4Q21	12M22 x 12M21
\\ Recurring Income Statement								
Recurring Net Income (1)	1,595	5,223	6,613	20,680	26,215	(69.5)	(75.9)	(21.1)
Book Net Income	1,437	5,211	3,170	20,732	21,945	(72.4)	(54.7)	(5.5)
Operating Income	(99)	7,047	10,283	27,640	40,162	(101.4)	(101.0)	(31.2)
Net Interest Income	16,677	16,283	16,962	66,382	63,980	2.4	(1.7)	3.8
Expanded ALL	(14,881)	(7,267)	(4,283)	(32,297)	(15,035)	104.8	-	114.8
Fee and Commission Income	9,251	8,856	8,864	35,694	34,099	4.5	4.4	4.7
Operating Expenses (Personnel, Administrative and Other Operating Expenses, Net of Income)	(13,491)	(12,418)	(12,867)	(49,140)	(46,942)	8.6	4.8	4.7
Income from Insurance, Pension Plans and Capitalization Bonds	4,300	3,469	3,527	14,761	11,451	24.0	21.9	28.9
\\ Statement of Financial Position								
Total Assets	1,830,247	1,891,631	1,695,217	1,830,247	1,695,217	(3.2)	8.0	8.0
Loans - Expanded Loan Portfolio	891,933	878,571	812,657	891,933	812,657	1.5	9.8	9.8
- Individuals	361,101	352,672	320,760	361,101	320,760	2.4	12.6	12.6
- Companies	530,831	525,899	491,897	530,831	491,897	0.9	7.9	7.9
Shareholders' Equity	154,263	156,884	147,121	154,263	147,121	(1.7)	4.9	4.9
Assets under Management	2,770,585	2,824,049	2,604,416	2,770,585	2,604,416	(1.9)	6.4	6.4
\\ Capital and Liquidity - %								
Total Ratio	14.8	15.8	15.8	14.8	15.8	(1.0) p.p.	(1.0) p.p.	(1.0) p.p.
Tier I Capital	12.4	13.6	13.7	12.4	13.7	(1.2) p.p.	(1.3) p.p.	(1.3) p.p.
Liquidity Coverage Ratio (LCR)	160.1	174.7	138.1	160.1	138.1	(14.6) p.p.	22.0 p.p.	22.0 p.p.
Net Stable Funding Ratio (NSFR)	120.5	121.3	117.1	120.5	117.1	(0.8) p.p.	3.4 p.p.	3.4 p.p.
\\ Profitability and Efficiency %								
Annualized Return on Average Equity (ROAE) (2)	3.9	13.0	17.5	13.1	18.1	(9.1) p.p.	(13.6) p.p.	(5.0) p.p.
Annualized Return on Average Assets (ROAA)	0.3	1.1	1.6	1.1	1.6	(0.8) p.p.	(1.3) p.p.	(0.5) p.p.
Efficiency Ratio (ER)	47.7	46.5	46.9	45.1	46.0	1.2 p.p.	0.8 p.p.	(0.9) p.p.
\\ Market Indicators								
Recurring Net Income per Share (accumulated 12 months) - R$ (3)	1.94	2.41	2.46	1.94	2.46	(19.4)	(21.0)	(21.0)
Market Capitalization (4)	152,508	192,620	171,480	152,508	171,480	(20.8)	(11.1)	(11.1)
Dividends/Interest on Shareholders' Equity	2,347	2,249	2,613	8,647	8,154	4.4	(10.2)	6.0
Price/Earnings Ratio (5)	7.4	7.5	6.5	7.4	6.5	(1.6)	12.7	12.7
Price to Book Ratio	1.0	1.2	1.2	1.0	1.2	(16.7)	(16.7)	(16.7)
Dividend Yield - % (6) (7)	2.8	3.2	5.3	2.8	5.3	(0.4) p.p.	(2.5) p.p.	(2.5) p.p.
\\ Portfolio Indicators - %								
Delinquency Ratio (over 90 days)	4.3	3.9	2.8	4.3	2.8	0.4 p.p.	1.5 p.p.	1.5 p.p.
Delinquency Ratio (over 60 days)	5.2	4.7	3.4	5.2	3.4	0.6 p.p.	1.8 p.p.	1.8 p.p.
NPL Creation - 90 days	1.2	1.1	0.9	1.2	0.9	0.1 p.p.	0.3 p.p.	0.3 p.p.
Coverage Ratio (> 90 days)	204.2	200.7	260.9	204.2	260.9	3.5 p.p.	(56.7) p.p.	(56.7) p.p.
Coverage Ratio (> 60 days)	168.5	167.2	215.4	168.5	215.4	1.3 p.p.	(46.9) p.p.	(46.9) p.p.

(1) According to the non-recurring events described on page 09 of this report; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** For comparison purposes, shares were adjusted in accordance with bonuses and stock splits which occurred in the periods; **(4)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period; **(5)** Accumulated recurring net income in 12 months; **(6)** Source: Economatica; and **(7)** Calculated by the share with the highest liquidity.

RECURRING INCOME STATEMENT

For better understanding, comparability and analysis of results, we present the Recurrent Income Statement, prepared based on management adjustments, excluding the non-recurring events described below in the table of reconciliation between the accounting and recurrent income:

R$ million	4Q22	3Q22	4Q21	12M22	12M21	Variation % 4Q22 x 3Q22	Variation % 4Q22 x 4Q21	Variation % 12M22 x 12M21
\\ Net Interest Income	**16,677**	**16,283**	**16,962**	**66,382**	**63,980**	**2.4**	**(1.7)**	**3.8**
- Client NII	17,480	17,527	14,779	67,773	55,529	(0.3)	18.3	22.0
- Market NII	(803)	(1,243)	2,183	(1,391)	8,451	(35.4)	-	-
\\ Expanded ALL	**(14,881)**	**(7,267)**	**(4,283)**	**(32,297)**	**(15,035)**	**104.8**	**-**	**114.8**
- ALL Expenses	(10,562)	(8,587)	(5,059)	(34,348)	(18,685)	23.0	108.8	83.8
- Income from Credit Recovery	1,131	1,498	1,062	5,871	5,620	(24.5)	6.5	4.5
- Impairment of Financial Assets	(65)	233	28	2,626	(293)	-	-	-
- Granted Discounts / Other (1)	(534)	(411)	(314)	(1,595)	(1,677)	29.9	70.1	(4.9)
- Extraordinary ALL (Large Corporate Client)	(4,851)	-	-	(4,851)	-	-	-	-
\\ Gross Income from Financial Intermediation	**1,796**	**9,016**	**12,679**	**34,085**	**48,945**	**(80.1)**	**(85.8)**	**(30.4)**
Income from Insurance, Pension Plans and Capitalization Bonds	4,300	3,469	3,527	14,761	11,451	24.0	21.9	28.9
Fee and Commission Income	9,251	8,856	8,864	35,694	34,099	4.5	4.4	4.7
Operating Expenses	(13,491)	(12,418)	(12,867)	(49,140)	(46,942)	8.6	4.8	4.7
Personnel Expenses	(5,967)	(6,219)	(5,774)	(23,405)	(21,397)	(4.1)	3.3	9.4
Other Administrative Expenses	(6,055)	(5,573)	(5,663)	(22,055)	(20,722)	8.6	6.9	6.4
Other Income / (Operating Expenses)	(1,469)	(626)	(1,430)	(3,680)	(4,823)	-	2.7	(23.7)
Tax Expenses	(2,031)	(1,932)	(1,962)	(7,993)	(7,535)	5.1	3.5	6.1
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	76	56	42	233	144	35.7	81.0	61.8
\\ Operating Income	**(99)**	**7,047**	**10,283**	**27,640**	**40,162**	**(101.4)**	**(101.0)**	**(31.2)**
Non-Operating Income	28	89	(8)	131	(204)	(68.5)	-	-
Income Tax / Social Contribution	1,745	(1,818)	(3,593)	(6,758)	(13,478)	-	-	(49.9)
Non-controlling interests in subsidiaries	(79)	(95)	(69)	(333)	(265)	(16.8)	14.5	25.7
\\ Recurring Net Income	**1,595**	**5,223**	**6,613**	**20,680**	**26,215**	**(69.5)**	**(75.9)**	**(21.1)**

(1) It includes the result with BNDU, provision for sureties and guarantees, and others.

MAIN NON-RECURRING EVENTS

R$ million	4Q22	3Q22	4Q21	12M22	12M21
\\ Recurring Net Income	**1,595**	**5,223**	**6,613**	**20,680**	**26,215**
\\ Non-Recurring Events	**(158)**	**(12)**	**(3,443)**	**52**	**(4,270)**
Impairment of Non-Financial Assets (1)	(109)	-	(509)	(109)	(509)
Goodwill Amortization (Gross)	(9)	(12)	(42)	(106)	(824)
Realization/Reclassification of Financial Instruments (2)	-	-	(1,881)	-	(1,881)
Provision for Restructuring (3)	-	-	(441)	-	(441)
Contingent Liabilities (4)	-	-	(278)	-	(278)
Demutualization of the CIP (Interbank Payments Clearing House) investment	-	-	-	231	-
Other (5)	(40)	-	(291)	37	(335)
\\ Book Net Income	**1,437**	**5,211**	**3,170**	**20,732**	**21,945**

(1) It includes impairment of assets related to the acquisition of the right to provide financial services (payroll), goodwill, intangible and systems/hardware; **(2)** It includes results achieved with the reclassification of securities (TVMs) from the portfolio of the "Available for Sale" to "Under Negotiation", and turnover in the market of financial instruments; **(3)** Restructuring, mainly, in the branch network; **(4)** Composed by civil provisions; and **(5)** In 2022, it included the sale of the Merchant E-Solutions Inc. investment made by Cielo, composed of the net income of R$77 million in 2Q22 and the reversal of the earn-out of R$40 million in 4Q22.

SUMMARIZED ANALYSIS OF RECURRING NET INCOME

RECURRING NET INCOME, RETURNS AND EFFICIENCY

INCOME CHANGE | IN THE QUARTER



R$ million
5,223
(47)
394
440
(2,763)
395
(1,073)
831
1,256
4,262
(2,668)
1,595
3Q22
4Q22 Income – Not considering Large Corporate Client
4Q22

INCOME CHANGE | ACCRUED



R$ million
26,215
2,402
12,244
(9,841)
(12,411)
1,595
(2,198)
3,310
4,435
23,348
(2,668)
20,680
12M21
Client NII
Market NII
Expanded ALL
Fee and Commission Income
Operating Expenses (Personnel + Administrative + Others)
Income from Insurance, Pension Plans and Capitalization Bonds
Others (1)
12M22 Income – Not considering Large Corporate Client
Extraordinary ALL (Large Corporate Client) (2)
12M22

(1) Tax Expenses, Equity in the earnings of Affiliates, Non-Operating Income, Income Tax/Social Contribution and Minority Share; and (2) Net of tax effects.

We reached a net income of R$1.6 billion in the 4Q22 (R$20.7 billion in the year), a reduction of 69.5% compared to 3Q22 and 75.9% compared to 4Q21, with growth in revenues and control of operating expenses below the accumulated inflation.

The Client NII absorbed the result of the Market NII, which was negatively impacted by the increase in the Selic rate, while the growth of the Expanded ALL was caused and by the highest delinquency in the retail segment (Individuals and Companies), given the scenario of inflation and high interest rates, and the impact of the provision of a Large Corporate client.

The fee and commission income grew in all of the comparative periods, as well as the income from insurance, favored by the expansion of revenue in all lines of business and by the increase in financial income.



Recurring Net Income
R$ million
6,801
6,613
6,821
7,041
5,223
1,595
18.8
22.9
23.5
25.6
28.6
118.6
81.2
77.1
76.5
74.4
71.4
(18.6)
4Q20
4Q21
1Q22
2Q
3Q
4Q
Banking Activities %
Insurance Activities %



ER / Risk-Adjusted ER
%
72.0
62.5
61.5
61.9
73.6
100.4
82.8
74.7
70.1
62.4
60.7
60.9
61.3
64.9
46.3
46.0
45.6
44.7
44.8
45.1
44.6
46.9
43.5
42.4
46.5
47.7
4Q20
4Q21
1Q22
2Q
3Q
4Q
Quarterly ER
12-month ER
12-month risk-adjusted ER
Quartely risk-adjusted ER
Not Considering Large Corporate Client



ROAE Quarterly and Accrued %
14.8
18.1
18.0
18.0
16.3
13.1
10.3
20.0
17.5
18.0
18.1
13.0
3.9
4Q20
4Q21
1Q22
2Q
3Q
4Q
Not Considering Large Corporate Client
ROAE - Accrued
ROAE - Quartely

The accumulated efficiency showed improvement in 12 months (4Q22 vs. 4Q21) and an increase in the quarter (4Q22 vs. 3Q22). In the comparative periods, the performance of revenue and income from insurance contributed to the partial absorption of the higher operating expenses (mainly due to the effect of the collective bargaining agreements and increased inflation) and the impact of lower revenues with the market NII. The increase in risk-adjusted ER (accumulated and quarterly) is related to higher ALL expenses, given the growth of our loan portfolio, the mix of risks and specific market conditions.

NET INTEREST INCOME

R$ million	4Q22	3Q22	4Q21	12M22	12M21	4Q22 x 3Q22 R$	4Q22 x 3Q22 %	4Q22 x 4Q21 R$	4Q22 x 4Q21 %	12M22 x 12M21 R$	12M22 x 12M21 %
\\ Net Interest Income	**16,677**	**16,283**	**16,962**	**66,382**	**63,980**	**394**	**2.4**	**(285)**	**(1.7)**	**2,402**	**3.8**
\\ Client NII (1)	**17,480**	**17,527**	**14,779**	**67,773**	**55,529**	**(47)**	**(0.3)**	**2,701**	**18.3**	**12,244**	**22.0**
Average Balance	730,226	715,965	667,926	708,144	636,388	349		1,378		6,261	
Average Rate	9.8%	10.1%	9.1%	9.6%	8.7%	(396)		1,322		5,983	
\\ Market NII (2)	**(803)**	**(1,243)**	**2,183**	**(1,391)**	**8,451**	**440**	**(35.4)**	**(2,986)**	**-**	**(9,842)**	**-**

(1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** Composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

CLIENT NII - INDICATORS



R$ million
9.1
9.7
10.0
10.1
9.8
3.9 (1)
6.4
6.7
6.8
5.8
1.4
14,779
15,818
16,947
17,527
17,480
4,283
4,836
5,313
7,267
14,881 (2)
10,496
10,982
11,634
10,260
2,599
4Q21
1Q22
2Q
3Q
4Q
Net Margin
Expanded ALL
Gross NIM %
Net NIM %

(1) It excludes the effect of a Large Corporate client and Portfolio Assignments; and
(2) It considers R$4.851 billion of ALL of a Large Corporate client.

PRODUCT MIX - INDIVIDUALS



%
2022
24.7
23.5
19.4
15.8
9.9
6.7
2021
26.2
24.2
17.1
15.4
10.2
6.8
2020
26.8
22.7
16.2
16.0
11.3
7.0
2019
27.0
19.0
17.6
11.5
12.4
12.3
2018
26.2
19.7
18.4
10.2
12.2
13.4
Payroll-deductible Loans
Real Estate Financing
Credit Card
Personal Loans
Vehicles
Others

CHANGE IN THE CLIENT NII | R$ million



17,527
278
(99)
(101)
(125)
17,480
3Q22
Average Volume
Spread
Products Mix
Number of Days
4Q22
55,529
6,512
2,980
2,752
-
67,773
12M21
Average Volume
Spread
Products Mix
Number of Days
12M22

The client NII presented an evolution of 22% in the accrued value, driven by the growth of loan operations, improved product mix and increased liability margin, thus driving average rate growth at 0.9 p.p., which rose from 8.7% in 2021 to 9.6% in 2022. In relation to 3Q22, the observed variation is impacted by the mix of products, reflecting the lower credit origination in higher-risk products – essentially in retail, lower spreads with clients and the smaller amount of business days. These are effects that were offset by the growth of loan operations in the period. The net average rate is still impacted by the increase in ALL expenses.

MARKET NII

The improvement observed in the quarter is related to the variation in the bank's ALM positions and higher income from working capital and trading.

LOAN PORTFOLIO

BACEN PORTFOLIO VS. EXPANDED PORTFOLIO

R$ million	Dec22	Sept22	Dec21	Variation % Quartely	Variation % 12 months
Individuals	357,614	349,134	317,297	2.4	12.7
Companies	298,818	295,611	292,631	1.1	2.1
\\ Loan Portfolio - Bacen	**656,431**	**644,746**	**609,928**	**1.8**	**7.6**
Sureties and Guarantees	99,010	93,147	84,731	6.3	16.9
Securities (1)	96,609	102,317	87,148	(5.6)	10.9
Other	39,883	38,361	30,850	4.0	29.3
\\ Expanded Loan Portfolio	**891,933**	**878,571**	**812,657**	**1.5**	**9.8**
\\ Companies	**530,831**	**525,899**	**491,897**	**0.9**	**7.9**
Large Corporates	354,585	351,343	323,343	0.9	9.7
Micro, Small and Medium-Sized Enterprises	176,246	174,555	168,553	1.0	4.6
\\ Individuals	**361,101**	**352,672**	**320,760**	**2.4**	**12.6**
Without exchange variation				**1.8**	**10.2**

(1) Includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), and FIDC (Credit Rights Investment Fund).

Growth in virtually all products (for Individuals and Companies) in the quarter and year, with emphasis on credit card operations, personal loans, payroll-deductible loans, working capital, CDC (consumer financing lines), real estate financing and rural loans.

Our average daily origination grew by 10% in 2022 (12M22 vs. 12M21), with emphasis on the performance of operations with companies, which rely on constant innovations in the journey of purchasing loans, mainly through digital channels.

Of the total credits released in 2022 (R$319 billion), **33% or R$106 billion** were through digital channels, with emphasis on payroll-deductible loans

This is a **20%** growth compared to the R$88 billion in 2021.

LOAN PORTFOLIO VARIATION – BACEN


R$ million
644,746
8,479
931
2,276
656,431
Sept22
Individuals
SMEs
Large Corporates
Dec22

Dec22 vs. Sept22

Dec22 vs. Dec21


R$ million
609,928
40,317
7,282
(1,095)
656,431
Dec21
Individuals
SMEs
Large Corporates
Dec22

LOAN PORTFOLIO

EXPANDED LOAN PORTFOLIO BY CLIENT PROFILE, PRODUCT AND CURRENCY

R$ million	Dec22	Sept22	Dec21	Variation % Quarter	Variation % 12 months
\\ Individuals	**361,101**	**352,672**	**320,760**	**2.4**	**12.6**
Consumer Financing	**252,114**	**246,977**	**221,230**	**2.1**	**14.0**
Payroll-deductible Loans	89,167	88,327	84,111	1.0	6.0
Credit Card	69,955	65,771	54,865	6.4	27.5
Personal Loans	57,185	57,170	49,413	-	15.7
CDC / Vehicle Leasing	35,807	35,709	32,840	0.3	9.0
Real Estate Financing	**84,701**	**82,763**	**77,595**	**2.3**	**9.2**
Other Products	**24,287**	**22,932**	**21,936**	**5.9**	**10.7**
Rural Loans	15,239	13,822	13,053	10.3	16.7
Other	9,047	9,110	8,882	(0.7)	1.9
\\ Companies	**530,831**	**525,899**	**491,897**	**0.9**	**7.9**
Working Capital	156,603	152,391	151,344	2.8	3.5
Foreign Trade Finance	48,628	51,935	60,183	(6.4)	(19.2)
Real Estate Financing	20,631	19,518	18,350	5.7	12.4
BNDES/Finame Onlendings	15,884	15,447	15,656	2.8	1.5
CDC / Leasing	27,275	26,372	22,618	3.4	20.6
Rural Loans	24,105	23,696	18,357	1.7	31.3
Sureties and Guarantees	98,394	92,476	83,972	6.4	17.2
Securities	96,609	102,317	87,148	(5.6)	10.9
Other	42,703	41,746	34,270	2.3	24.6
\\ Expanded Loan Portfolio	**891,933**	**878,571**	**812,657**	**1.5**	**9.8**
Real	835,811	823,547	754,309	1.5	10.8
Foreign Currency	56,122	55,024	58,348	2.0	(3.8)

Portfolio Mix

%



44.3
19.1
36.6
2018
44.3
18.3
37.4
2019
42.4
19.7
37.9
2020
39.8
20.7
39.5
2021
39.8
19.8
40.4
2022
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

Since 2018 we have intensified the relationship with Individual clients, a segment that has higher net margins.

LOAN PORTFOLIO

REAL ESTATE FINANCING



Portfolio
R$ million
Total ▲ 72%
Ind. ▲ 91%
Comp. ▲ 22%
61,222
16,935
44,288
77,751
18,588
59,163
95,945
18,350
77,595
96,117
17,504
78,614
98,705
18,231
80,474
102,281
19,518
82,763
105,332
20,631
84,701
Dec19
Dec20
Dec21
Mar22
June
Sept
Dec
Individuals
Companies



Origination
R$ million
▲ 66%
4,585
1,312
3,273
8,920
2,021
6,899
8,854
2,528
6,326
5,070
1,284
3,786
5,393
1,908
3,485
5,585
1,461
4,125
7,603
3,916
3,687
4Q19
4Q20
4Q21
1Q22
2Q
3Q
4Q
Borrower
Builder

Profile of the Individual Portfolio – Origination 4Q22

Average term: **328 Months**

R$534 Thousand	R$340 Thousand	63.7%	51.6%
Average Property Valuation	Average Funding	Loan to Value	Loan to Value (Stock)



Units Financed
▲ 24%
18,158
6,843
11,315
31,243
9,364
21,879
26,074
6,172
19,902
17,613
5,793
11,820
17,993
7,529
10,464
18,264
6,728
11,536
22,569
12,832
9,737
4Q19
4Q20
4Q21
1Q22
2Q
3Q
4Q
Borrower
Builder

PAYROLL-DEDUCTIBLE LOANS



Portfolio
%
63.0
61.4
60.8
60.7
60.9
R$ million
84,111
84,587
86,078
88,327
89,167
87.0
28.9
58.1
12.9
33.3
53.9
12.8
37.8
49.6
12.6
41.3
46.3
12.4
44.0
44.2
11.8
88.2
Dec21
Mar22
June
Sept
Dec
Digital Channels%
Branches Network %
Correspondent %
Payroll-deductible Loans/Total Personal Loans



Distribution of the Portfolio by Sector
%
47.3
5.2
47.5
47.2
5.0
47.8
49.3
5.2
45.5
Dec20
Dec21
Dec22
Public Sector
Private Sector
Social Security National Institute (INSS)

MARKET SHARE

Dec22	18.0%	Social Security
15.2%	11.2%	Private
Total	13.7%	Public

Growth of 6% in the year with an increase, mainly, in the participation of the public sector. The improvements in our marketing means provide a better customer experience by driving the use of digital channels, being responsible for more than 70% of the production of 4Q22 and presenting constant evolution in representativeness over the total portfolio.

LOAN PORTFOLIO

VEHICLE FINANCING



Portfolio
R$ million
Total ▲ 39%
Ind. ▲ 23%
Comp. ▲ 68%
45,960
47,298
55,957
58,467
60,903
62,705
63,815
16,444
17,422
22,691
24,083
25,359
26,612
27,642
29,516
29,876
33,266
34,384
35,544
36,092
36,173
Dec19
Dec20
Dec21
Mar22
June
Sept
Dec
Individuals
Companies



Distribution of the Portfolio by Product
%
6.7
1.5
91.8
5.5
1.3
93.2
5.5
1.2
93.3
Dec20
Dec21
Dec22
Finame Portfolio
Leasing Portfolio
CDC Portfolio

BRADESCO ORIGINATION – FINANCING

R$1.9 Bi	R$64 Thousand	45 Months	34%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

Production R$ Oct22 – Dec22

BRADESCO ORIGINATION

R$0.7 Bi	R$87 Thousand	48 Months	36%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

Production R$ Oct22 – Dec22

EXPANDED LOAN PORTFOLIO DISTRIBUTION | BY ECONOMIC SECTOR

R$ million	Dec22	%	Sept22	%	Dec21	%
\\ Economic Sector						
\\ Public Sector	**12,922**	**1.4**	**13,910**	**1.6**	**10,649**	**1.3**
Petrol, derived and aggregated activities	7,976	0.9	8,665	1.0	5,895	0.7
Production and distribution of electricity	4,794	0.5	4,279	0.5	4,008	0.5
Other sectors	152	-	966	0.1	746	0.1
\\ Private Sector	**879,011**	**98.6**	**864,661**	**98.4**	**802,008**	**98.7**
Companies	**517,910**	**58.1**	**511,989**	**58.3**	**481,248**	**59.2**
Services	98,473	11.0	93,691	10.7	72,576	8.9
Retail	52,991	5.9	51,926	5.9	48,881	6.0
Transportation and concession	39,043	4.4	39,477	4.5	38,172	4.7
Real estate and construction activities	37,542	4.2	38,951	4.4	35,191	4.3
Wholesale	31,074	3.5	26,100	3.0	30,054	3.7
Food products	22,051	2.5	21,979	2.5	24,665	3.0
Automotive	14,526	1.6	16,231	1.8	15,959	2.0
Other sectors	222,210	24.9	223,634	25.5	215,750	26.5
Individuals	**361,101**	**40.5**	**352,672**	**40.1**	**320,760**	**39.5**
\\ Total	**891,933**	**100.0**	**878,571**	**100.0**	**812,657**	**100.0**

LOAN PORTFOLIO

PORTFOLIO BY DEBTORS

We have a diversified portfolio, with no relevant concentrations of specific clients.



%
29.5
29.5
29.7
30.1
29.3
22.6
22.5
22.9
23.6
22.9
13.2
13.5
14.1
15.0
14.2
8.1
8.3
8.7
9.8
9.4
1.4
1.4
1.4
1.4
1.4
Dec21
Mar22
June
Sept
Dec
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

FLOW OF MATURITIES[1]

We demonstrate below the profile of loan portfolio deadlines.

%	Dec22	Sept22	Dec21
1 to 30 days	12.6	11.4	11.4
31 to 60 days	7.2	7.0	6.5
61 to 90 days	5.0	6.0	5.8
91 to 180 days	11.1	10.8	11.4
\\ Short-Term	**35.9**	**35.2**	**35.0**
181 to 360 days	14.4	15.8	15.4
Over 360 days	49.7	49.0	49.6
\\ Medium/ Long-Term	**64.1**	**64.8**	**65.0**

(1) Only normal course operations of the Bacen Portfolio.

CHANGES IN EXPANDED LOAN PORTFOLIO BY RATING | R$ million (unless otherwise stated)

Loan granting processes meant that more than 94.8% of the new crops of loans were rated AA-C (in 12 months).

Changes in Expanded Loan Portfolio by Rating between December 2021 and 2022	Total Credit on December 2022		New Customers between January 2022 and December 2022		Remaining clients from December 2021	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	797,390	89.4%	60,241	94.8%	737,149	89.0%
D	22,348	2.5%	1,521	2.4%	20,828	2.5%
E - H	72,195	8.1%	1,755	2.8%	70,439	8.5%
\\ Total	**891,933**	**100.0%**	**63,517**	**100.0%**	**828,416**	**100.0%**

OPENING OF THE EXPANDED PORTFOLIO BY RATING AND CLIENT SIZE (%)

Loans classified between AA-C represent 89.4% of the total portfolio.

Customer Profile	Dec22			Sept22			Dec21		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	92.9	0.3	6.8	94.1	0.3	5.6	93.3	0.2	6.5
Micro, Small and Medium-Sized Enterprises	87.0	3.4	9.6	88.0	3.2	8.8	89.0	4.3	6.7
Individuals	87.1	4.3	8.6	87.9	4.0	8.1	90.0	3.7	6.3
\\ Total	**89.4**	**2.5**	**8.1**	**90.4**	**2.4**	**7.2**	**91.1**	**2.4**	**6.5**

EXPENSES WITH EXPANDED ALL

R$ million	4Q22	3Q22	4Q21	12M22	12M21	Variation % 4Q22 x 3Q22	Variation % 4Q22 x 4Q21	Variation % 12M22 x 12M21
ALL Expenses	(10,562)	(8,587)	(5,059)	(34,348)	(18,685)	23.0	108.8	83.8
Income from Credit Recovery	1,131	1,498	1,062	5,871	5,620	(24.5)	6.5	4.5
Impairment of Financial Assets	(65)	233	28	2,626	(293)	-	-	-
Granted Discounts / Other [1]	(534)	(411)	(314)	(1,595)	(1,677)	29.9	70.1	(4.9)
\\ Subtotal	**(10,030)**	**(7,267)**	**(4,283)**	**(27,446)**	**(15,035)**	**38.0**	**134.2**	**82.5**
Extraordinary ALL (Large Corporate Client) [2]	(4,851)	-	-	(4,851)	-	-	-	-
\\ Expanded ALL	**(14,881)**	**(7,267)**	**(4,283)**	**(32,297)**	**(15,035)**	**104.8**	**-**	**114.8**

(1) Includes the result with BNDU, provision for sureties and guarantees, and others; and (2) Includes provision for sureties and guarantees in the amount of R$405 million.



Expanded ALL/ Expanded Loan Portfolio
%
4.4
3.2
2.7
2.7
2.8
2.6
2.4
2.2
2.6
4.1
5.4
3.4
2.7
2.2
1.9
1.7
2.1
2.3
2.5
3.3
6.7
4.5
Expanded ALL
R$ million
5,456
3,935
3,491
3,543
3,786
3,604
3,487
3,336
3,981
6,708
8,890
5,588
4,568
3,907
3,487
3,358
4,283
4,836
5,313
7,267
14,881
4,851
10,030
4Q17 1Q18 2Q 3Q 4Q 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q 3Q 4Q 1Q22 2Q 3Q 4Q
Large Corporate Client
Without Large Corporate Client
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)
Expanded ALL (Expense) - Without Large Corporate Client / Expanded Loan Portfolio (Annualized)

The increase in ALL in the quarter reflects the conditions of the economic scenario, which influenced the credit cycle (mainly retail), and the increase in delinquency and, also, the impact of a specific client that was not provisioned.

During 2022, we reduced the credit approval rating by 16.6 p.p., reflecting the constant improvement of our lending criteria in order to ensure continuous and sustainable portfolio growth.

In the 4Q22, the ALL stock totaled R$57.7 billion, representing 8.8% of the loan portfolio, equivalent to a coverage ratio for overdue loans over 90 days of 204%.



Provision – Wholesale and Retail
R$ million
25,754
19,564
6,190
15,035
15,407
(372)
32,297
33,167
4,851
(5,721)
2020
2021
2022
Wholesale
Large Corporate Client (1)
Retail

(1) Includes complementary ALL.



Index of Credit Approval without Warranty - Checking Account holders
%
54.4
41.3
50.7
34.1
Dec19
Dec20
Dec21
Dec22

LOAN INDICATORS

RENEGOTIATED PORTFOLIO

Evolution of the balance of the Portfolio



R$ billion
▲ 20%
29.4 28.6 30.3 31.4 32.6 34.4
4.9 4.8 4.5 5.1 5.3 5.3
24.5 23.9 25.8 26.3 27.3 29.1
Dec20 Dec21 Mar22 June Sept Dec
Originated from portfolio in write-off
Originated from active portfolio

The renegotiated portfolio grew 5.5% in the quarter, totaling R$34.4 billion in Dec22.

We highlight that the total of this portfolio has been moderately following the growth of the Bacen portfolio. In relation to the same period of 2020, the peak of the pandemic, there was a reduction of 0.6 p.p. in the indicator.

The delinquency ratio over 90 days of the renegotiated portfolio presented an increase compared to the last quarter, which was expected in the second half of 2021, since we are gradually returning to our pre-pandemic renegotiation practices, with more restrictive conditions based on the historical behavior of clients and on models of propensity to payment.

Renegotiated Portfolio / Bacen Portfolio



%
4.6 4.4 4.4 4.4 4.2 4.5 4.6 4.2 4.2 4.1 4.8 5.6 5.8 5.6 5.2 4.9 4.7 4.9 5.0 5.1 5.2
Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept Dec

ALL / Renegotiated Portfolio



%
76.5 76.4 77.6 78.0 78.3 80.3 78.0 66.4 66.9 66.8 68.2 61.7 61.5 63.8 61.9 63.1 62.3 62.3 62.7 62.5 63.3
Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept Dec

Delinquency ratio over 90 days



%
24.7 24.6 21.8 21.4 19.6 16.9 16.7 19.0 17.4 20.8 11.5 5.9 7.4 14.4 14.6 15.8 17.8 18.7 18.2 19.8 21.6
Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept Dec

LOAN INDICATORS

DELINQUENCY RATIOS

OVER 90 DAYS - %


Dec16
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June
Sept
Dec
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

OVER 90 DAYS | TOTAL - %


R$ million
Dec16
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June
Sept
Dec
Active Assignment (1)
Total - With Assignment
Total - Without Assignment

(1) Assignments considered from Dec19.

15 TO 90 DAYS - %


Dec16
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June
Sept
Dec
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

Our delinquency is focused on the retail portfolio of Individuals and Micro and Small-sized Enterprises. These segments naturally suffer most in adverse inflation and high interest scenarios, a context that was strongly affected by the pandemic and that has extended, generating greater impacts on these audiences. On the other hand, our portfolio of Large Corporates shows the lowest delinquency in the historical series, which confirms that the diversification of our credit portfolio is an important protection, counterbalancing risks at different times.

Given this background, the total NPL of the portfolio reached 4.1% between 15 and 90 days and 4.3% over 90 days. The revisions and adjustments in the credit policies, which were made during this aggravated scenario, have already brought defaults on new intakes to levels below the pre-pandemic period.

LOAN INDICATORS

COVERAGE RATIOS AND PROVISION

The coverage ratio over 90 days, excluding operations 100% provisioned, reached 310%. Our total portfolio provision reached 8.8%, a 14.7% increase in the total provision. Disregarding the impact of the Large Corporate client, the increase would be 5.9%, still higher than the 1.8% growth in the Bacen portfolio. The changes observed in the coverage ratio reflect the cycle of losses in operations, which tends to be eased by the new crops, because they demand less provision.


Coverage Ratio
%
369 381 426 470 474 548 517 392 481 425 602 994 955 688 557 508 506 384 327 298 310
211 219 230 243 245 269 267 226 245 228 299 398 403 350 325 297 261 235 218 201 204
188
175 180 189 201 202 220 209 189 194 184 250 337 311 267 263 244 215 189 176 167 168
121 124 122 125 125 126 122 116 120 121 124 121 118 120 117 115 111 105 101 98 105
9.9 9.6 9.0 8.8 8.6 8.8 8.6 8.2 8.1 8.5 9.0 9.2 8.9 8.7 8.1 7.7 7.4 7.6 7.7 7.8 8.8
5.5 5.4 4.7 4.5 4.2 4.0 3.9 4.1 3.8 4.2 3.2 2.7 2.8 3.0 2.7 2.9 3.1 3.6 4.0 4.3 4.8
Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept Dec
E-H Non-Performing Loans
Total Provision - in relation to the portfolio
Coverage Ratio over 90 Days
Coverage Ratio over 60 Days
Coverage Ratio over 90 Days + Renegotiation
Coverage Ratio over 90 Days - Excluding operations 100% provisioned
Coverage Ratio over 90 Days - Without Large Corporate Client


Composition of the Provision
R$ million
36,527 35,763 35,240 35,237 35,084 36,987 36,860 36,142 36,796 40,466 43,209 44,894 45,339 46,030 44,401 44,624 45,236 47,149 48,790 50,334 57,741
6,918 6,899 6,903 6,910 6,903 6,899 6,899 6,899 6,901 9,365 12,014 10,370 10,519 11,569 11,243 9,968 9,240 9,390 8,749 9,743 11,081
12,721 12,365 12,905 13,528 14,081 16,428 16,049 14,407 15,404 14,541 18,290 23,378 22,775 21,389 21,319 20,987 20,966 20,373 21,309 19,799 22,809
16,887 16,499 15,432 14,799 14,100 13,661 13,912 14,835 14,491 16,560 12,905 11,145 12,044 13,071 11,840 13,669 15,030 17,386 18,732 20,792 23,850
Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept Dec
Specific
Generic
Complementary


Portfolio in Arrears
%
5.6 5.4 4.8 4.4 4.3 4.0 4.1 4.3 4.2 4.6 3.6 2.7 2.9 3.3 3.1 3.2 3.4 4.0 4.4 4.7 5.2
4.7 4.4 3.9 3.6 3.5 3.3 3.2 3.6 3.3 3.7 3.0 2.3 2.2 2.5 2.5 2.6 2.8 3.2 3.5 3.9 4.3
R$ million
20,868 19,900 18,610 17,538 17,403 16,798 17,611 19,171 19,008 21,972 17,296 13,304 14,597 17,260 16,869 18,312 20,996 24,904 27,648 30,108 34,269
17,278 16,311 15,323 14,474 14,302 13,739 13,795 16,024 15,026 17,759 14,428 11,276 11,255 13,160 13,674 15,031 17,339 20,031 22,366 25,076 28,277
Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept Dec
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days
Loans Overdue for over 60 days / Bacen Portfolio
Loans Overdue for over 90 days / Bacen Portfolio

LOAN INDICATORS

NPL CREATION | 90 DAYS VS. WRITE-OFFS

Increase of the NPL Creation in the quarter for all segments, mainly with Individuals and micro, small and medium-sized enterprises. It is worth noting that a significant part of the NPL Creation of the quarter comes from loans 100% provisioned or with a high level of provisions, part of them originating from the renegotiated portfolio. In this quarter, continuing with the strategy of increasing management efficiency, we have conducted the assignment of active and written-off portfolios.



NPL Creation
0.9%
1.2%
1.1%
1.1%
1.2%
R$ million
5,763
7,378
7,212
7,191
8,114
3,846
5,344
4,700
4,828
5,068
1,681
1,965
2,422
2,358
3,002
236
69
91
5
45
4Q21
1Q22
2Q
3Q
4Q
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates
NPL Creation / Carteira Bacen



Write-offs
R$ million
3,455
4,686
4,878
4,481
4,913
2,383
3,146
2,985
3,157
3,219
939
1,268
1,739
1,317
1,683
133
271
154
7
12
4Q21
1Q22
2Q
3Q
4Q
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

In the 4Q22, gross ALL expenses accounted for 185% of the NPL Creation, demonstrating provisioning at conservative levels.



Gross ALL Expenses X NPL Creation - 90 days
88%
96%
113%
119%
185%
130%
R$ million
5,763
5,059
7,378
7,051
7,212
8,148
7,191
8,587
8,114
15,008
4,446
10,562
4Q21
1Q22
2Q
3Q
4Q
NPL Creation - 90 days
Gross ALL Expenses
Large Corporate Client (1)
Gross ALL Expenses /NPL Creation - 90 days - Without Large Corporate Client
Gross ALL Expenses /NPL Creation - 90 days

(1) Does not include provision for sureties and guarantees in the amount of R$405 million.

MAIN FUNDING SOURCES

FUNDS RAISED AND MANAGED

R$ million	Dec22	Sept22	Dec21	Variation % Quarter	Variation % 12 months
Demand Deposits	58,029	51,933	58,334	11.7	(0.5)
Savings Deposits	134,624	132,847	139,341	1.3	(3.4)
Time Deposits + Debentures	415,368	421,264	384,542	(1.4)	8.0
Borrowings and Onlending	58,595	62,425	51,489	(6.1)	13.8
Funds from Issuance of Securities	226,815	214,971	166,348	5.5	36.3
Subordinated Debts	52,241	56,225	54,451	(7.1)	(4.1)
\\ Subtotal	**945,673**	**939,666**	**854,505**	**0.6**	**10.7**
Obligations for Repurchase Agreements (1)	248,632	281,153	247,968	(11.6)	0.3
Interbank Deposits	1,553	1,645	4,656	(5.6)	(66.6)
Working Capital (Own/Managed)	124,282	129,715	123,061	(4.2)	1.0
Foreign Exchange Portfolio	23,535	56,712	20,215	(58.5)	16.4
Payment of Taxes and Other Contributions	729	5,957	722	(87.8)	1.0
Technical provisions for insurance, pension plans and capitalization bonds	324,024	316,560	292,860	2.4	10.6
\\ Funds raised	**1,668,429**	**1,731,409**	**1,543,988**	**(3.6)**	**8.1**
\\ Investment Funds and Managed Portfolios	**1,102,156**	**1,092,640**	**1,060,429**	**0.9**	**3.9**
\\ Total Assets under Management	**2,770,585**	**2,824,049**	**2,604,416**	**(1.9)**	**6.4**

(1) It does not consider debentures.

LOANS VS. FUNDING

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing. We meet the need for resources required for loan operations primarily through our funding activities, through the capacity to obtain funding from clients effectively.

R$ million	Dec22	Sept22	Dec21	Variation % Quarter	Variation % 12 months
\\ Funding vs. Investments					
Demand Deposits + Sundry Floating	58,758	57,890	59,056	1.5	(0.5)
Savings Deposits	134,624	132,847	139,341	1.3	(3.4)
Time Deposits + Debentures	415,368	421,264	384,542	(1.4)	8.0
Funds from Financial Bills	214,424	201,262	155,971	6.5	37.5
\\ Customer Funds (1)	**823,175**	**813,264**	**738,910**	**1.2**	**11.4**
(-) Reserve Requirements (2)	(101,974)	(114,280)	(87,363)	(10.8)	16.7
(-) Available Funds (Brazil)	(14,617)	(13,574)	(15,095)	7.7	(3.2)
\\ Customer Funds Net of Reserve Requirements	**706,585**	**685,410**	**636,452**	**3.1**	**11.0**
Borrowings and Onlending	58,595	62,425	51,489	(6.1)	13.8
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	97,730	99,766	92,200	(2.0)	6.0
\\ Total Funding (A)	**862,910**	**847,601**	**780,141**	**1.8**	**10.6**
\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**792,923**	**785,424**	**727,926**	**1.0**	**8.9**
\\ B / A	**91.9%**	**92.7%**	**93.3%**	**(0.8) p.p.**	**(1.4) p.p.**

(1) It considers: Demand Deposits, Sundry Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate); and
(2) For Sept22, it considers voluntary investments in the Central Bank of Brazil.

FEE AND COMMISSION INCOME

R$ million	4Q22	3Q22	4Q21	12M22	12M21	Variation % 4Q22 x 3Q22	Variation % 4Q22 x 4Q21	Variation % 12M22 x 12M21
Card Income	3,817	3,599	3,272	14,026	11,623	6.1	16.7	20.7
Checking Account	1,905	1,908	2,031	7,706	7,981	(0.2)	(6.2)	(3.4)
Asset Management	768	792	812	3,111	3,296	(3.0)	(5.4)	(5.6)
Loans Operations	606	641	763	2,682	2,777	(5.5)	(20.6)	(3.4)
Consortium Management	591	477	572	2,250	2,203	23.9	3.3	2.1
Collections and Payments	562	574	595	2,292	2,411	(2.1)	(5.5)	(4.9)
Custody and Brokerage Services	362	360	344	1,441	1,404	0.6	5.2	2.6
Underwriting / Financial Advisory Services	341	220	194	1,033	1,214	55.0	75.8	(14.9)
Other	299	285	281	1,153	1,190	4.9	6.4	(3.1)
\\ Total	**9,251**	**8,856**	**8,864**	**35,694**	**34,099**	**4.5**	**4.4**	**4.7**
\\ Business Days	**62**	**65**	**63**	**251**	**251**	**(3)**	**(1)**	**-**

Fee and Commission Income presented growth in all comparative periods. We highlight our wide range of products and services available in our extensive customer service network (both digital and physical).

CARD INCOME – The volume traded exceeded R$79 billion, a growth of 19.6% compared to the same period of the previous year. This evolution portrays the expansion of card penetration in all segments, with emphasis on the High Income that increased its representativeness in the total card portfolio by 5 p.p. in 12 months (4Q22 vs. 4Q21) and also the consistent multichannel distribution with an emphasis on growing card sales through Digital Channels providing the increase of our active base.

CHECKING ACCOUNT – Maintenance of revenue in the quarter and reduction in comparison with the periods of the previous year, due to lower use of some fee-for-service business, such as withdrawals, transfers via TED/DOC and issuance of statements, reflecting the new behavioral trends of clients. We continue offering solutions to meet all the demands and needs of our more than 38 million account holders, who grew +1.8 million in 12 months.

ASSET MANAGEMENT – The revenue movement reflects the perception of greater investor cautiousness and the scenario of higher interest rates, favoring the migration of high value-added funds for products with lower administration and fixed income fees, which are more conservative. We offer clients a complete asset management platform, specialized advice and exclusive services for the investment journey, whatever the investor profile and, with that, we have maintained our revenues above R$3 billion in 2022.

Volume Traded - Credit Cards


R$ million
▲19.6%
▲1.5%
54,862
52,175
66,516
66,640
73,570
78,363
79,537
4Q19
4Q20
4Q21
1Q22
2Q
3Q
4Q


In millions
72.0
70.2
74.1
74.8
75.5
76.8
77.1
30.1
32.3
36.3
37.0
37.6
38.0
38.0
4Q19
4Q20
4Q21
1Q22
2Q
3Q
4Q
Checking Account Holders
Total Customers (1)

(1) It excludes the overlap of clients.

Investments Funds and Managed Portfolios


R$ billion
1,001
1,023
1,060
1,071
1,059
1,093
1,102
4Q19
4Q20
4Q21
1Q22
2Q
3Q
4Q

FEE AND COMMISSION INCOME

LOAN OPERATIONS – The variation of this revenue is mainly related to the lower volume of origination from real estate financing operations, working capital, and vehicles for non-account holders.

COLLECTIONS AND PAYMENTS – Maintenance of representativeness in around 6% of the total fee and commission income, even with the new modalities available on the market and the adequacy of the fee values.

CONSORTIA – Market leadership, reaffirming our active presence along the lines of movable and immovable assets. The sales originated in the digital channels (Mobile, Internet Banking and Net Empresa for Companies) represented around 26% of the total origination in 2022, with a relevant performance in the agribusiness and real estate market. In 2022, there was an impact on revenues due to the new accounting rule made available by the Central Bank of Brazil, where income from consortium management became recognized during the term of the contracts.



Number of Outstanding Consortium Quotas
In thousands
1,617
1,528
1,517
1,522
1,537
1,573
1,570
1,280
1,222
1,202
1,189
1,180
1,206
1,160
71
71
86
95
112
114
158
266
235
229
238
245
254
251
4Q19
4Q20
4Q21
1Q22
2Q
3Q
4Q
Real Estate
Trucks
Auto

UNDERWRITING / FINANCIAL ADVISORY SERVICES – In the quarterly comparison (4Q22 vs. 3Q22), the revenue growth is related to the increase in the capital market business. We highlight the evolution of revenues in Mergers and Acquisitions (+79%) and Fixed Income (+70%) operations. Below are the main highlights by segment:

Fixed Income: We reached the second position in the origination ranking (Anbima ranking – November 2022) due to advice and structuring of 127 transactions with a volume of around R$43 billion.
Variable Income: We reached the second position in the volume ranking (Dealogic Bookrunner Volume – Fully marketed follow-ons) with ten transactions up to December 2022, totaling R$52.6 billion.
Mergers and Acquisitions: We placed first in the Thomson Reuters ranking by number of transactions with the advisory services in 83 transactions up to December 2022, totaling U$15.5 billion.

CUSTODY AND BROKERAGE

Brokerage – The variation is related to the preparation in capturing opportunities with the volatility of the capital market through our diversified product portfolio and complete Ágora investment platform, which contributed to a growth of 9% in revenues in 12 months.

Custody – Higher number of issues and cancellations of ADRs / UNITs over the course of 12 months. In the 4Q22, we registered R$2.1 trillion of assets under custody.



Assets under Custody
R$ billion
1,855
1,949
1,993
2,102
2,002
2,109
2,122
4Q19
4Q20
4Q21
1Q22
2Q
3Q
4Q

OPERATING EXPENSES

R$ million	4Q22	3Q22	4Q21	12M22	12M21	Variation % 4Q22 x 3Q22	Variation % 4Q22 x 4Q21	Variation % 12M22 x 12M21
\\ Personnel Expenses								
Structural	**5,185**	**5,024**	**4,509**	**19,264**	**17,107**	**3.2**	**15.0**	**12.6**
Payroll/Social Charges	3,695	3,541	3,294	13,772	12,412	4.3	12.2	11.0
Benefits	1,490	1,483	1,215	5,492	4,695	0.5	22.6	17.0
Non-Structural	**782**	**1,195**	**1,265**	**4,141**	**4,290**	**(34.6)**	**(38.2)**	**(3.5)**
Management and Employee Profit Sharing	436	911	940	2,961	3,275	(52.1)	(53.6)	(9.6)
Provision for Labor Claims	195	185	158	706	544	5.4	23.4	29.8
Termination Costs	103	66	125	345	372	56.1	(17.6)	(7.3)
Training	48	33	42	129	99	45.5	14.3	30.3
\\ Total - Personnel Expenses	**5,967**	**6,219**	**5,774**	**23,405**	**21,397**	**(4.1)**	**3.3**	**9.4**
\\ Administrative Expenses								
Outsourced Services	1,512	1,373	1,412	5,443	5,192	10.1	7.1	4.8
Depreciation and Amortization	954	916	799	3,584	3,256	4.1	19.4	10.1
Data Processing	764	741	720	2,797	2,532	3.1	6.1	10.5
Advertising and Marketing	641	477	702	2,011	1,754	34.4	(8.7)	14.7
Asset Maintenance	378	377	364	1,460	1,376	0.3	3.8	6.1
Financial System Services	377	286	252	1,208	1,034	31.8	49.6	16.8
Communication	319	307	348	1,291	1,446	3.9	(8.3)	(10.7)
Rent	314	304	318	1,223	1,267	3.3	(1.3)	(3.5)
Transportation	203	212	195	809	724	(4.2)	4.1	11.7
Security and Surveillance	144	147	138	584	581	(2.0)	4.3	0.5
Utilities (Water, Electricity and Gas)	80	76	96	360	356	5.3	(16.7)	1.1
Travel	40	29	14	99	39	37.9	185.7	153.8
Materials	28	34	37	123	123	(17.6)	(24.3)	-
Other	301	294	268	1,063	1,042	2.4	12.3	2.0
\\ Total - Administrative Expenses	**6,055**	**5,573**	**5,663**	**22,055**	**20,722**	**8.6**	**6.9**	**6.4**
\\ Total Expenses Administrative + Personnel	**12,022**	**11,792**	**11,437**	**45,460**	**42,119**	**2.0**	**5.1**	**7.9**
\\ Other Operating Expenses Net of Revenue								
Expenses with Marketing of Cards	695	617	603	2,228	2,067	12.7	15.3	7.8
Civil and Tax Contingencies	567	(374)	261	548	603	-	117.4	(9.1)
Claims	213	233	188	932	572	(8.6)	13.3	62.8
Other	(7)	150	378	(28)	1,581	-	-	-
\\ Total - Operating Expenses Net of Revenue	**1,469**	**626**	**1,430**	**3,680**	**4,823**	**134.6**	**2.7**	**(23.7)**
\\ Total Operating Expenses	**13,491**	**12,418**	**12,867**	**49,140**	**46,942**	**8.6**	**4.8**	**4.7**

OPERATING EXPENSES

PERSONNEL EXPENSES

The increase of 9.4% compared to last year is lower than the effects of the collective bargaining agreements occurring in 2021 and 2022 (from September of each year). The quarterly comparison showed a reduction of 4.1%, even with the impact of the 10% readjustment in benefits and 8% in wages and higher expenses with labor lawsuits/layoff costs, which were offset by lower expenses with profit sharing.

ADMINISTRATIVE EXPENSES

6% growth in 2022 (12M22 vs. 12M21), in which fixed expenses showed a lower growth than variable expenses (6% vs. 9%, respectively). The highest expenses are related to the increase in the volume traded, investments in customer service channels, aiming to provide better and more adequate support for the needs and experiences of our clients, as well as institutional expenses with advertising and publicity for product offerings and brand dissemination.

Branches and Electronic Service Centers (PAEs)/ Service Centers (PAs)


8,847
8,468
8,317
8,227
8,148
7,930
4,737
4,533
4,396
4,325
4,281
4,169
715
988
973
976
996
897
3,395
2,947
2,948
2,926
2,871
2,864
Dec20
Dec21
Mar22
June
Sept
Dec
Branches
Business Units
Electronic Service Centers (PAEs) and Service Centers (PAs)

OTHER OPERATING EXPENSES, NET OF INCOME

In the 3Q22, we reassessed the risks of some fiscal processes, generating reversals and impacting the variation in the quarter. The reduction in relation to 12M21 is mainly a response to lower expenses with operational provisions related to the business.

DYNAMICS OF THE INSURANCE BUSINESS

INFORMATION	Income		Quarterly ROAE	Revenues	
4Q22	R$ **1,893** MM	+26.6% in the quarter +24.8% in 12 months	**21.2%**	R$ **24,495** MM	-2.6% in the quarter +15.4% in 12 months

The Grupo Bradesco Seguros recorded a net income of R$1.9 billion in 4Q22 (+26.6% vs. 3Q22 and + 24.8% vs. 4Q21) and R$6.8 billion in the accumulated of 2022 (+27.2% vs. 12M21), with an increase in the ROAE from 15.6% to 18.9%. The result was favored by the expansion of Revenues (+15.4% vs. 4Q21 and +16.7% vs. 12M21), totaling R$95.4 billion in 2022, with evolution in all lines of business.

The Financial Income also contributed to this good performance, which reached 8.5% in the quarter and 16.6% in the accrued, influenced by the behavior of the economic and financial ratios of the period. The Income from Insurance, Pension Plans and Capitalization operations reached R$4.3 billion in 4Q22 (+21.9% vs. 4Q21 and +28.9% vs. 12M21), exceeding the guidance established for the year, from 18% to 23%.

The Technical Provisions of the Group increased by 10.6% in the annual comparison, reaching R$324 billion, with emphasis on the lines of Health, Life and Pension, and Financial Assets grew by 7.5%, reaching R$343 billion. Regarding the performance indicators, the Administrative Efficiency Ratio remained at 3.6% in the year, which represents an improvement of 0.3 p.p. compared to 2021, and the Claims Ratio registered a decrease of 1.4 p.p., reaching about 80%.

In indemnities and benefits, R$12 billion was paid in the quarter and R$48 billion in the accrued.

Throughout 2022, investments in innovation and technology doubled compared to 2021, reaching R$1 billion, on three fronts: development and infrastructure, including improvement of customer service channels; hiring of new professionals, with the aim of accelerating the company's digital transformation process; and acquisition of new CRM platforms.

The open innovation model was also boosted, which encourages the collaboration of partners who are developing products and services capable of contributing to the Insurance Group's business. As a result, the number of companies prospected in 2022 exceeded three digits, growing more than 62% compared to the previous year.

The result of the expansion and improvement of digital channels, with solutions that aim to simplify and streamline client and broker interactions in the hiring and service process, can be measured in numbers. The sales in the modality grew 57% from January to December 2022, reaching R$2.6 billion, with an increase of 45% in the number of items distributed, exceeding 3.6 million. The Bradesco Seguros apps have already accumulated around 14 million downloads. In addition, 96% of health reimbursements and 76% of the claims inspections of Auto Insurance were completed by digital process, and 98% of Private Pension sales were digitally signed through the Bradesco app, Internet Banking and Biometrics.

In Bradesco Saúde (Health), the policy holders were awarded in December a new plan of the Effective modality, the Pantanal, with national coverage and local quality providers in various specialties, covering services in the states of Mato Grosso and Mato Grosso do Sul. With the launch, the total of these products rises to 17, developed in order to meet specific regional needs.

In the last quarter of the year, the company obtained two more important recognitions: the 2022 Top of Mind award for HR, in the Medical Assistance/Health Insurance Agreement category, for the second consecutive year, totaling 16 achievements; and the 2022 NPS Awards, in the Health Plan category, achieving the highest satisfaction rate in the national survey.

Still in the Health segment, the health operator Mediservice, a member of the Grupo Bradesco Seguros, exceeded 530 thousand beneficiaries in 2022, which represents an increase of 38% compared to the previous year, and the network of Meu Doutor Novamed clinics, created in 2015, with the aim of expanding access to Primary Health Care, surpassed the one million patient mark.

In the Private Pension segment, Bradesco Vida e Previdência has intensified the agenda of offering products that adhere to the client's life, with the initiative of the PrevJovem Premiável and the expansion of funds for the constitution of reserves by children and young people.

In addition, the company has advanced in providing journeys to partners, improving the experience in the bank's self-service channels, and a solution for hiring non-account holders more quickly and safely.

In the Life Insurance segment, Bradesco Vida e Previdência launched the Vida Mais Bradesco Seguro Resgatável product in November. The Travel Insurance, which was completely reformulated, now offering 20 plans with the most diverse coverage and assistance, registered a growth of 128.7% in awards (up to November 22). All plans have coverage for Covid-19, including medical expenses and extended stays, if necessary. In addition, the product was once again recognized as the "Right Choice" of Proteste, the Brazilian Consumer Protection Association, for its coverage above the one required by the Schengen Treaty and competitive premium in Euros.

In Auto Insurance, Bradesco Auto/RE inaugurated Bradesco Auto Center units in Rio de Janeiro, Curitiba and Porto Alegre, expanded the use of artificial intelligence, generating greater effectiveness and agility in the decision-making process, to reduce the handling time of the claim for clients and brokers at all points of contact, on the most diverse journeys. It is also important to mention the positive results of the Sustainable Claims project, for the collection and disposal of recyclable materials in the Auto and Property and Casualty segments, which collected more than 132 tons in 2022, compared to 14.2 in 2021.

Bradesco Capitalização has diversified its portfolio further, launching two products at the end of 2022: the new Max Prêmios Agro, where the client saves R$5 thousand or R$10 thousand at once and could win 20 monthly draws of up to R$400 thousand, and the new Max Prêmios Cem, which allows the bearer to save R$100.00 at once and to participate in 324 draws during the month.

STATEMENT OF INCOME FROM INSURANCE

R$ million	4Q22	3Q22	4Q21	12M22	12M21	Variation % 4Q22 x 3Q22	Variation % 4Q22 x 4Q21	Variation % 12M22 x 12M21
\\ Income Statement								
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	14,683	14,410	12,116	55,954	47,616	1.9	21.2	17.5
Retained Claims	(10,367)	(10,002)	(8,623)	(39,417)	(34,220)	3.7	20.2	15.2
Capitalization Bond Draws and Redemptions	(1,277)	(1,482)	(1,112)	(5,500)	(4,866)	(13.9)	14.8	13.0
Selling Expenses	(980)	(917)	(919)	(3,575)	(3,339)	6.8	6.7	7.1
Financial Results	2,241	1,460	2,065	7,299	6,260	53.5	8.5	16.6
\\ Income from Insurance, Pension Plans and Capitalization Bonds	**4,300**	**3,469**	**3,527**	**14,762**	**11,452**	**24.0**	**21.9**	**28.9**
Fee and Commission Income	423	438	430	1,701	1,767	(3.4)	(1.6)	(3.7)
Personnel Expenses	(493)	(466)	(447)	(1,851)	(1,649)	5.6	10.3	12.2
Other Administrative Expenses	(453)	(410)	(367)	(1,620)	(1,423)	10.6	23.6	13.8
Others	(806)	(605)	(512)	(2,155)	(1,125)	33.1	57.5	91.5
\\ Operating Income	**2,972**	**2,426**	**2,632**	**10,837**	**9,021**	**22.5**	**12.9**	**20.1**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,080)	(931)	(1,116)	(4,042)	(3,677)	16.0	(3.2)	9.9
\\ Lucro Líquido Recorrente	**1,893**	**1,495**	**1,517**	**6,795**	**5,344**	**26.6**	**24.8**	**27.2**
Life and Pension Plans	1,077	727	676	3,096	1,717	48.1	59.3	80.3
Health	81	72	318	741	1,016	12.5	(74.5)	(27.1)
Capitalization Bonds	157	135	137	648	498	16.3	14.6	30.1
Property & Casualty and Others	578	561	386	2,310	2,113	3.0	49.7	9.3
\\ Selected Asset Data								
Total Assets	371,891	369,747	342,424	371,891	342,424	0.6	8.6	8.6
Securities	343,255	342,890	319,253	343,255	319,253	0.1	7.5	7.5
Technical Provisions	324,024	316,560	292,860	324,024	292,860	2.4	10.6	10.6
Shareholder's Equity [1]	34,060	33,293	31,401	34,060	31,401	2.3	8.5	8.5

(1) In December 2022, the shareholders' equity of regulated companies (insurance, pension plans and capitalization bonds) totaled R$22,113 million.

Income from insurance operations of R$4.3 billion – a growth of 24% vs. 3Q22

NET INCOME AND ROAE



%
14.3
17.7
18.9
20.9
17.0
21.2
R$ million
1,276
1,517
1,601
1,806
1,495
1,893
642
241
301
92
676
386
318
137
524
568
323
186
768
603
265
170
727
561
72
135
1,077
578
81
157
4Q20
4Q21
1Q22
2Q
3Q
4Q
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - Quartely

The growth in turnover, the improvement of the claims ratio and the recovery of the NII contributed to the advancement of the income from operations in all comparative periods.

Bradesco Vida e Previdência (Life and Pension Plans): The profit performance reflects the revenue growth and improvement in the financial income, which offset the increase in accidents.

Bradesco Saúde (Health): In the quarterly comparison, we highlight the improvement of revenue, growth in the financial income, offset by the increase in the retained claims, due to the resumption of elective procedures, frequency in examinations, therapies and hospitalizations.

Bradesco Capitalização (Capitalization Bonds): The increase in profit in the 12 months is a reflection of the increase in revenue, due to the business decisions that allowed, among others, the increase in participation of monthly payment products in the various channels of Banco Bradesco. In addition, we highlight the increase in sales made via digital channels in the period.

Property & Casualty: The improvement in income in 12 months reflects the growth in financial income and the reduction in the claims ratio of the automotive industry.

We also highlight the increase in the commercialization of products using the features available in the digital channels, whose turnover in 4Q22 surpassed R$749 million, totaling more than 843 million transactions.

Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required (MCR) in November 2022 amounted to R$13.4 billion.

REVENUES AND OPERATING INCOME FROM INSURANCE

PREMIUMS ISSUED, PENSION CONTRIBUTION AND CAPITALIZATION REVENUE – REVENUES AND ADMINISTRATIVE EFFICIENCY RATIO



%
R$ million
3.8
3.8
3.8
3.7
3.8
3.7
3.7
3.5
3.6
18,161
19,529
19,874
21,150
21,222
22,114
23,645
25,149
24,495
8,118
1,436
1,181
7,426
9,194
1,384
1,339
7,612
9,171
1,540
1,379
7,784
10,187
1,590
1,506
7,867
10,157
1,755
1,270
8,040
10,598
1,717
1,593
8,206
11,416
2,086
1,569
8,574
11,870
2,429
1,719
9,131
11,168
2,312
1,488
9,527
4Q20
1Q21
2Q
3Q
4Q
1Q22
2Q
3Q
4Q
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Capitalization Bonds
Health
Administrative Efficiency Ratio

RETAINED CLAIMS



%
R$ million
73.6
77.7
81.6
82.5
81.6
79.7
80.9
80.5
80.2
27,717
25,873
1,844
7,908
6,779
1,129
16,630
13,652
2,978
25,596
21,254
4,342
34,220
29,191
5,029
8,791
8,279
512
19,048
18,188
860
29,050
27,901
1,149
39,417
38,105
1,312
12M20
3M21
6M21
9M21
12M21
3M22
6M22
9M22
12M22
Claims Reported - Covid-19
Retained Claims
Claims

INCOME FROM INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS



R$ million
2,281(*)
2,982
1,443
701
838
3,137(*)
4,266
1,417
1,129
1,720
1,574(*)
3,422
687
1,848
887
3,213(*)
4,578
2,090
1,365
1,123
3,527(*)
4,214
2,065
687
1,462
3,286(*)
3,798
1,639
512
1,646
3,707(*)
4,055
1,959
348
1,748
3,569(*)
3,758
1,460
289
2,009
4,300(*)
4,463
2,241
163
2,059
4Q20
1Q21
2Q
3Q
4Q
1Q22
2Q
3Q
4Q
Operating Income
Claims Reported - Covid-19
Financial Result
(*) With the Effect of Covid-19

The good performance of the revenues in all lines of business and the improvement in the claims ratio and marketing index, and the growth of the financial income contributed to the evolution of the operating income in the annual comparison.

TECHNICAL PROVISIONS AND INSURANCE ACTIVITY INDICATORS

TECHNICAL PROVISIONS

The technical provisions totaled R$324 billion in December 2022, an increase of 10.6% in 12 months and 2.4% in the quarter, with greater provisions in the "health", "life" and "pension" segments.



R$ million
284,606 285,163 288,364 289,111 292,860 301,001 307,819 316,560 324,024
257,746 257,899 260,483 260,782 264,327 271,918 277,831 286,047 292,954
13,638 14,026 14,556 14,918 15,039 15,254 15,598 15,477 15,599
8,571 8,504 8,488 8,492 8,401 8,583 8,803 8,949 9,134
4,650 4,734 4,837 4,918 5,094 5,246 5,587 6,087 6,336
Dec20 Mar21 June Sept Dec Mar22 June Sept Dec
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

PERFORMANCE RATIOS – COMBINED RATIO / CLAIMS RATIO / MARKETING INDEX



Combined Ratio
%
95.5 88.0 95.8 95.8 90.9 90.5 91.2 89.2 91.8
108.9 97.8 101.9 103.5 101.9 101.4 102.7 101.3 103.5
100.0 94.9 93.4 94.0 97.9 100.2 96.4 90.9 91.1
67.4 70.4 90.6 81.7 58.1 55.8 60.9 55.1 62.8
4Q20 1Q21 2Q 3Q 4Q 1Q22 2Q 3Q 4Q
Life
Health
Auto/P&C
Total



Claims Ratio
%
79.3 79.7 81.9 79.8 79.2
91.0 91.0 92.8 92.8 91.5
68.0 71.3 67.0 59.8 58.3
34.9 34.5 41.4 36.4 41.5
25.7 24.2 29.8 35.4 31.4
4Q21 1Q22 2Q 3Q 4Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total



Marketing Index
%
8.3 7.6 7.2 7.3 7.6
23.3 21.1 20.0 20.6 19.5
18.4 17.9 16.1 15.8 15.1
16.9 16.4 15.9 15.1 14.8
5.1 4.4 4.2 4.4 4.6
4Q21 1Q22 2Q 3Q 4Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

INSURANCE – ADDITIONAL INFORMATION

NUMBER OF CONTRACTS BY TYPE OF RISK – LIFE, PERSONAL ACCIDENTS, LOSS OF INCOME AND PROPOSALS FOR PENSION PLANS



In thousand
39,018
2,985
36,032
40,433
2,984
37,449
39,034
2,974
36,060
37,573
2,929
34,644
35,971
2,938
33,033
Dec21
Mar22
June
Sept
Dec
Insurance Contracts - Life, Personal Accidents, and Loss of Income
Pension Plans and VGBL Participants

NUMBER OF BRADESCO SAÚDE AND MEDISERVICE POLICYHOLDERS AND BRADESCO SAÚDE OPERADORA DE PLANOS



In thousand
3,798
118
3,680
3,859
117
3,742
3,930
116
3,814
3,977
115
3,862
4,040
114
3,926
Dec21
Mar22
June
Sept
Dec
Company Health Plans
Individual Health Plans

NUMBER OF AUTO/P&C POLICYHOLDERS



In thousand
2,921
1,280
1,642
2,898
1,293
1,605
2,905
1,344
1,561
3,049
1,471
1,578
3,057
1,509
1,548
Dec21
Mar22
June
Sept
Dec
Auto/Optional Third-Party Liability
P&C

NUMBER OF ACTIVE CAPITALIZATION BONDS



In thousand
2,668
2,762
2,943
3,097
3,185
20,987
7,368
13,619
24,606
7,615
16,991
33,897
8,045
25,852
24,020
8,423
15,597
21,359
8,602
12,757
Dec21
Mar22
June
Sept
Dec
Active Capitalization Bonds
Active Drawing Right Assignment
Customers (Active Bonds)

BASEL

Basel Ratio	Tier I Capital	Common Equity Ratio
14.8%	**12.4%**	**11.0%**
-1.0 p.p. in the quarter	-1.2 p.p. in the quarter	-1.1 p.p. in the quarter
3Q22: 15.8%	3Q22: 13.6%	3Q22: 12.1%

R$ million

Total RWA	Credit Risk RWA	LCR
R$971,611	**R$883,428**	**160.1%**
-1.7% in the quarter	-1.8% in the quarter	-14.6 p.p. in the quarter
3Q22: R$988,412	3Q22: R$900,057	3Q22: 174.7%

Market Risk RWA	Operational Risk RWA	NSFR
R$8,844	**R$79,339**	**120.5%**
-1.9% in the quarter	Without changes in the quarter	-0,8 p.p. in the quarter
3Q22: R$9,016	3Q22: R$79,339	3Q22: 121.3%

Our ratios remained above regulatory limits. The Basel ratio was 14.8% in the quarter, a reduction of 1.0 p.p., due to a regulatory change regarding the treatment of tax credits from tax losses arising from foreign investment hedge(2), greater prudential adjustments and the payment of interest on shareholders' equity.



%
15.8
13.8
1.1
12.7
2.0
Dec20
15.4
13.6
1.0
12.6
1.8
Mar21
16.0
14.1
1.1
13.1
1.8
June
15.2
13.7
1.1
12.7
1.4
Sept
15.8
13.7
1.2
12.5
2.1
Dec
15.7
13.7
1.2
12.5
2.0
Mar22
15.6
13.3
1.4
11.9
2.3
June
15.8
13.6
1.5
12.1
2.2
Sept
14.8
12.4
1.5
11.0
2.4
Dec
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital

Changes in the Tier I Ratio in the quarter



%
Limits since April, 2022 (1)
9.50 Tier 1
8.00% Common Equity
13.6
1.5
12.1
Sept22
0.1
Net Income 4Q22
(0.1)
MTM of Securities - Equity Valuation Adjustments
(0.3)
Interest on Shareholders' Equity
(0.4)
Regulatory Change (2)
(0.4)
Effects of Prudential Adjustments
12.4
1.5
11.0
Dec22
Common Equity
Addition Capital

(1) They refer to the minimum required limits, added to the additional contributions of counter-cyclical and systemic capital. It is noteworthy that, as per Resolution No. 4,958/21, since April 2022, the minimum capital is 9.5% for tier I capital and 8.0% for the common equity; and **(2)** It includes the effect of Resolution No. 4,955/21, which came into effect in January 2022 (with 50% implementation in the 2Q22 and 50% in the 4Q22) and amends the treatment of tax credits from tax losses arising from an investment hedge abroad for ratio calculation purposes.

INDICATORS, GUIDANCE AND ECONOMIC PERSPECTIVES

MAIN ECONOMIC INDICATORS

	4Q22	3Q22	4Q21	12M22	12M21
\\ Main Indicators (%)					
Interbank Deposit Certificate (CDI)	3.20	3.31	1.85	12.39	4.42
Ibovespa	(0.27)	11.66	(5.55)	4.69	(11.93)
USD – Commercial Rate	(3.49)	3.22	2.59	(6.50)	7.39
General Market Price Index (IGP-M)	(1.09)	(1.44)	1.54	5.45	17.78
Extended Consumer Price Index (IPCA)	1.63	(1.32)	2.96	5.79	10.06
Business Days (#)	62	65	63	251	251
Calendar Days (#)	92	92	92	365	365
\\ Indicators (Closing Rate)					
USD – Commercial Rate (R$)	5.2177	5.4066	5.5805	5.2177	5.5805
CDS 5 years (Points)	254	313	205	254	205
Selic - Base Interest Rate (% p.a.)	13.75	13.75	9.25	13.75	9.25
BM&F Fixed Rate (% p.a.)	13.43	13.21	11.79	13.43	11.79

Guidance	2022 Disclosed	2022 Actual	2023 Disclosed
Expanded Loan Portfolio	10% to 14%	9.8%	6.5% to 9.5%
Net Interest Income	-	3.8%	7% to 11%
Client NII	18% to 22%	22.0%	-
Fee and Commission Income	4% to 8%	4.7%	2% to 6%
Operating Expenses (Personnel + Administrative Expenses + Other)	1% to 5%	4.7%	9% to 13% (1)
Income from Insurance, Pension Plans and Capitalization Bonds	18% to 23%	28.9%	6% to 10%
Expanded ALL - R$ billion	R$25.5 to R$27.5	R$32.3 R$27.4 (2)	R$36.5 to R$39.5

(1) Administrative and personnel expenses grow in line with the inflation; and
(2) Disregards specific impact of a Large Corporate client.

BRADESCO FORECAST

%	2023	2024
USD - Commercial Rate (year-end) - R$	5.25	5.40
Extended Consumer Price Index (IPCA)	5.75	4.02
General Market Price Index (IGP-M)	4.55	4.47
Selic (year-end)	12.25	9.50
Gross Domestic Product (PIB)	1.5	1.6